SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                AMENDMENT NO. 13
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 15)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

     This Statement  amends and  supplements  (i) the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, as amended and supplemented, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998, February 9, 1999, June 6, 1999 and July 9, 1999 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $11.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), as amended by the Supplement thereto dated May 21, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Pursuant to Instruction D to Schedule 14D-1, this Final Amendment constitutes the final amendment to the Tender Offer Statement. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10 is hereby amended and supplemented by adding thereto the following:

     On July 14, 1999, the Parent issued a press release which announced that the Offer had expired on July 13, 1999, at 5:00 p.m. New York City time. No Shares were accepted for payment or paid for pursuant to the Offer and all shares previously tendered will be promptly returned by the Depositary. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit
(a)(25) and is incorporated herein by reference


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding thereto the following:

     (a) (25) Text of press release of WHX Corporation dated July 14, 1999.

                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999
                                 WHX CORPORATION


                                 By: /s/ Ronald LaBow
                                     -------------------------------------------
                                     Name:   Ronald LaBow
                                     Title:  Chairman of the Board



                                 GT ACQUISITION CORP.


                                 By: /s/ Ronald LaBow
                                     -------------------------------------------
                                     Name:   Ronald LaBow
                                     Title:  President

FOR IMMEDIATE RELEASE


                         WHX ALLOWS ITS TENDER OFFER FOR
                    GLOBAL INDUSTRIAL TECHNOLOGIES TO EXPIRE


New York (July 14, 1999) -- WHX Corporation (NYSE: WHX) announced today that in light of the proposed merger announced on July 12, 1999 between Global Industrial Technologies (NYSE: GIX) and RHI AG (Vienna Stock Exchange: RHI) it has decided to discontinue its tender offer for all of the outstanding shares of Global stock. As previously announced, WHX's tender offer expired as of close of business yesterday and will not be further extended. All shares tendered to WHX will be promptly returned to their respective Global stockholders.

WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

                                      # # #

Contacts:
         Abernathy MacGregor Frank
         Patricia Sturms/Kate Huneke
         (212) 371-5999